Filed by Inflection Point Acquisition Corp. II
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to 14a-12 under the
Securities Exchange Act of 1934
Form S-4 File No.: 333-283181
Subject Company: USA Rare Earth, LLC
Date: January 29, 2025

USA Rare Earth to Host Investor & Analyst Webinar on February 12, 2025

WHEAT RIDGE, CO – January 29, 2025 – USA Rare Earth, LLC (“USARE” or the “Company”), a company building a domestic rare earth supply chain from mine to magnet, will host an Investor & Analyst Webinar on Wednesday, February 12, 2025 at 10:00 a.m. ET. The webinar will include a formal presentation and Q&A session with management.

To register for this webinar, please use the registration link found here. Additionally, for those unable to listen to the live webcast, a recording will be available following the live event on USARE’s website at www.usare.com.

This webinar will include commentary from the management teams of USARE as well as Inflection Point Acquisition Corp. II (Nasdaq: IPXX) (“IPXX”). The Company previously announced that it had entered into a Business Combination Agreement with IPXX and IPXX Merger Sub, LLC, a Delaware limited liability company and a direct wholly owned subsidiary of Inflection Point, on August 21, 2024, which will result in the combined company being a publicly traded company.

About USA Rare Earth

USA Rare Earth, LLC (“USARE” or the “Company”) is building a vertically integrated, domestic rare earth element magnet production supply chain. USARE is constructing a NdFeB magnet manufacturing facility in Stillwater, Oklahoma. USARE also controls mining rights to the Round Top heavy rare earth and critical minerals deposit in West Texas, which holds significant deposits of heavy rare earth minerals, such as dysprosium, terbium, gallium, and beryllium among other critical minerals. USARE’s magnets and rare earth minerals are required for a wide variety of products used in the defense, automotive, aviation, industrial, medical, and consumer electronics industries.

For more information about USA Rare Earth, visit www.usare.com.

About Inflection Point Acquisition Corp. II

Inflection Point Acquisition Corp. II (Nasdaq: IPXX) (“Inflection Point”) is a special purpose acquisition company whose business purpose is to effect a merger, share exchange, asset acquisition, share purchase, reorganization or similar business combination with one or more businesses or entities. Inflection Point aims to identify, partner with and help grow North American and European businesses in disruptive growth sectors, which complements the expertise of its management team.

Cautionary Note Regarding Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, without limitation, statements regarding or similar to: estimates and forecasts of financial and operational metrics; plans, goals, ambitions, targets, projections, future business and operations regarding future mining capabilities, operations, manufacturing capacity and plant performance; projections of market opportunity and market share; USARE’s commercialization costs and timeline; USARE’s ability to timely and effectively meet construction and mining timelines and scale its production and manufacturing processes; USARE’s ability to maintain, protect, and enhance its intellectual property; development of favorable regulations and government demand, contracts, and incentives affecting the markets in which USARE operates; USARE’s ability to receive and/or maintain the necessary permits and other government approvals necessary to operate its business; any estimates with respect to the rare earth and critical element and mineral deposits in the Texas Round Top deposit; Inflection Point’s and USARE’s expectations with respect to future performance of USARE’s (and, after the Proposed Business Combination, the combined company’s) business; the expected funding of the PIPE investment and any additional pre-funded investment, to the extent they remain unfunded; anticipated financial impacts of the Proposed Business Combination; the satisfaction of the closing conditions to the Proposed Business Combination; and the timing of the completion of the Proposed Business Combination. For example, any projections of future enterprise value, revenue, market share, and other metrics are forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “continue,” “estimate,” “expect,” “intend,” “may,” “potential,” “predict,” “should,” or “will,” or, or the negatives of these terms or variations of them or similar terminology, although not all forward-looking statements contain such identifying words.

These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Inflection Point, USARE and their respective managements, as the case may be, are inherently uncertain. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction, or a definitive statement of fact or probability. Actual events and circumstances are difficult or impossible to predict and will differ from assumptions. Many actual events and circumstances are beyond the control of Inflection Point and USARE. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) changes in domestic and foreign business, market, financial, political conditions, and in applicable laws and regulations, (2) the occurrence of any event, change or other circumstances that could give rise to the termination of definitive agreements and any negotiations with respect to the Proposed Business Combination; (3) the outcome of any legal proceedings that have or may be instituted against Inflection Point, USARE, the combined company, or others; (4) the inability to complete the Proposed Business Combination due to the failure to obtain approval of the stockholders of Inflection Point for the Proposed Business Combination or to satisfy other conditions to closing; (5) changes to the proposed structure of the Proposed Business Combination that may be required or appropriate as a result of applicable laws or regulations; (6) the ability to meet stock exchange listing standards following the consummation of the Proposed Business Combination; (7) the risk that the Proposed Business Combination disrupts current plans and operations of Inflection Point or USARE, including as a result of the announcement and consummation of the Proposed Business Combination; (8) the ability to recognize the anticipated benefits of the Proposed Business Combination, which may be affected by, among other things: competition, the ability of the combined company to grow and manage growth profitably, the ability of the combined company to build or maintain relationships with customers and suppliers and retain its management and key employees, the supply and demand for rare earth minerals, the timing and amount of future production, costs of production, capital expenditures and requirements for additional capital, timing of future cash flow provided by operating activities, if any, uncertainty in any mineral estimates, uncertainty in any geological, metallurgical, and geotechnical studies and opinions, and transportation risks; (9) costs related to the Proposed Business Combination; (10) the possibility that USARE or the combined company may be adversely affected by other economic, business, and/or competitive factors; (11) estimates of expenses and profitability and underlying assumptions with respect to stockholder redemptions and purchase price and other adjustments; (12) risks related to the development of USA Rare Earth’s magnet production facility and the timing of expected production milestones, and (13) other risks and uncertainties set forth in the Registration Statement (defined below) filed by Inflection Point with the U.S. Securities and Exchange Commission (the “SEC”), the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” and similar sections in Inflection Point’s final prospectus relating to its initial public offering dated May 24, 2023, and in subsequent Inflection Point filings with the SEC, including the Registration Statement, relating to the Proposed Business Combination filed by Inflection Point, and any periodic Exchange Act reports filed with the SEC such as its Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, and Current Reports on Form 8-K.The recipient of this press release should carefully consider the foregoing risk factors and the other risks and uncertainties which will be more fully described in the “Risk Factors” section of the Registration Statement discussed below and other documents filed by Inflection Point from time to time with the SEC. If any of these risks materialize or the underlying assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that neither Inflection Point nor USARE presently know or that they currently believe are immaterial that could also cause actual results to differ from contained in the forward-looking statements. In addition, forward-looking statements reflect Inflection Point and USARE’s expectations, plans, or forecasts of future events and views as of the date of this press release. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. These forward-looking statements speak only as of the date of this press release. Inflection Point, USARE, and their respective representatives and affiliates specifically disclaim any obligation to, and do not intend to, update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Accordingly, these forward-looking statements should not be relied upon as representing Inflection Point’s, USARE’s, or any of their respective representatives or affiliates’ assessments as of any date subsequent to the date of this press release, and therefore undue reliance should not be placed upon the forward-looking statements. This press release contains preliminary information only, is subject to change at any time, and is not, and should not be assumed to be, complete or constitute all of the information necessary to adequately make an informed decision regarding any potential investment in connection with the Proposed Business Combination.

Participants in the Solicitation

Inflection Point and its directors and executive officers may be deemed participants in the solicitation of proxies from Inflection Point’s stockholders with respect to the Proposed Business Combination. A list of the names of those directors and executive officers and a description of their interests in Inflection Point is contained in the sections entitled “Security Ownership of Certain Beneficial Owners and Management and Related Shareholder Matters” and “Directors, Executive Officers and Corporate Governance — Conflicts of Interest” of Inflection Point’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on April 2, 2024, and which is available free of charge at the SEC’s website at www.sec.gov and at the following URL: www.sec.gov/Archives/edgar/data/1970622/000121390024029041/ea0202401-10k_infle2.htm. Additional information regarding the interests of such participants has been and will be contained in the Registration Statement.

USARE’s managers and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of Inflection Point in connection with the Proposed Business Combination. A list of the names of such managers and executive officers and information regarding their interests in the Proposed Business Combination has been and will be included in the sections entitled “Beneficial Ownership of Securities” and “The Business Combination Proposal — Interests of the USARE Directors and Executive Officers” of Inflection Point’s Registration Statement (as defined below), which is available free of charge at the SEC’s website at https://www.sec.gov/ix?doc=/Archives/edgar/data/0001970622/000121390025000922/ea0220524-02.htm.

No Offer or Solicitation

This press release does not constitute (i) a solicitation of a proxy, consent, or authorization with respect to any securities or in respect of the Proposed Business Combination, or (ii) an offer to sell, a solicitation of an offer to buy, or a recommendation to purchase any security of IPXX, USARE, or any of their respective affiliates. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, or an exemption therefrom, nor shall any sale of securities in any states or jurisdictions in which such offer, solicitation, or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction be effected. No securities commission or securities regulatory authority in the United States or any other jurisdiction has in any way passed upon the merits of the Proposed Business Combination or the accuracy or adequacy of this presentation.

Additional Information and Where to Find It

The Proposed Business Combination will be submitted to the shareholders of Inflection Point for their consideration. Inflection Point filed a registration statement on Form S-4 (as may be amended and supplemented from time to time, the “Registration Statement”) with the SEC, which includes a proxy statement/prospectus and certain other related documents, which will serve as both the proxy statement to be distributed to Inflection Point’s shareholders in connection with Inflection Point’s solicitation for proxies for the vote by Inflection Point’s shareholders in connection with the Proposed Business Combination and other matters to be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities to be issued (or deemed issued) to Inflection Point’s securityholders and USARE’s equityholders in connection with the completion of the Proposed Business Combination. After the Registration Statement is declared effective, Inflection Point will mail a definitive proxy statement and other relevant documents to its shareholders as of the record date established for voting on the Proposed Business Combination. Inflection Point’s shareholders and other interested persons are advised to read the Registration Statement, the preliminary proxy statement/prospectus included in the Registration Statement and any amendments thereto and, once available, the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Proposed Business Combination, in connection with Inflection Point’s solicitation of proxies for its extraordinary general meeting to be held to approve, among other things, the Proposed Business Combination, as well as other documents filed with the SEC in connection with the Proposed Business Combination, as these documents contain important information about Inflection Point, USARE, and the Proposed Business Combination. Securityholders of Inflection Point and equityholders of USARE may obtain a copy of the preliminary or definitive proxy statement/prospectus, as well as other documents filed by Inflection Point with the SEC that will or may be incorporated by reference in the proxy statement/prospectus, without charge, at the SEC’s website located at www.sec.gov or by directing a written request to Inflection Point at Inflection Point Acquisition Corp. II, 167 Madison Avenue Suite 205 #1017 New York, New York 10016.

The contents of IPXX’s and USARE’s website are not incorporated into this press release.

Investor Relations Contact:

Gateway Group

Cody Slach, Georg Venturatos

949-574-3860

USARE@Gateway-grp.com

Media Relations Contact:

Gateway Group

Zach Kadletz

949-574-3860

USARE@Gateway-grp.com

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